SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                                (Amendment No. ______)*

                                 PTN Media, Inc.
                                (Name of Issuer)

                    Common Stock, par value $.001 per share,
                         (Title of Class of Securities)

                                    69366H105
                                 (CUSIP Number)

                               September 18, 1998
             (Date of Event which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ]Rule 13d-1(b)
         [x]Rule 13d-1(c)
         [ ]Rule 13d-1(d)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.........69366H105                                        Page 2 of 4
Pages
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1) Name of Reporting Person........Chris H. Giordano
   S.S. or I.R.S. Identification No. of Above Person....
-------------------------------------------------------------------------------
2) Check the Appropriate Box if a Member of a Group
   (see Instructions)             (a)......
                                  (b)......
-------------------------------------------------------------------------------
3) SEC Use Only.........................................
-------------------------------------------------------------------------------
4) Citizenship or Place of Organization......U.S.
-------------------------------------------------------------------------------
Number of                   (7)  Sole Voting Power.........540,340
Shares Bene-                ---------------------------------------------------
ficially Owned              (8)  Shared Voting Power..........none
by Each Reporting           ---------------------------------------------------
Person With                 (9)  Sole Dispositive Power....540,340
                            ---------------------------------------------------
                            (10) Shared Dispositive Power.....none
-------------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting
    Person.......540,340
-------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (9) Excludes
    Certain Shares (See Instructions).........
-------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row 9...17.76%
-------------------------------------------------------------------------------
14) Type of Reporting Person (See Instructions).....IN
-------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.           Name of Issuer:   PTN Media, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices: 313 North First St., Suite 8B, Ann Arbor, Michigan 48104

Item 2(a).        Name of Person Filing: Chris H. Giordano

Item 2(b).        Address of Principal Business Office or, if none,
                  Residence: 4 Dogwood Court, West Patterson, NJ  07424.

Item 2(c).        Citizenship: U.S.

Item 2(d). Title of Class of Securities: Common Stock, par value $.001 per share.

Item 2(e).        CUSIP Number: 69366H105

Item 3. If this statement is filed pursuant to section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         (a) [ ] Broker or dealer registered under section 15 of the Act
                 (15 U.S.C. 78o);
         (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
         (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.78c);
         (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940(15 U.S.C 80a-8);
         (e) [ ] An investment adviser in accordance with section 240.13d-1(b)
                 (1)(ii)(E);
         (f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);
         (g) [ ] A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);
         (h) [ ] A savings association as defined in Section 3 (b) of the
                 Federal Deposit Insurance Act (12 U.S.C. 1813);
         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
         (j) [ ] Group, in accordance with section 240.13d-1(b)(1)(ii)(J).


         If this statement is filed pursuant to section 240.13d-1(c),check this box [x].

Item 4. Ownership.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (A) Amount beneficially owned:...............................540,340

         (B) Percent of class:........................................17.76%

         (C) Number of shares as to which person has:.................
             (i) Sole power to vote or to direct the vote................540,340
             (ii) Shared power to vote or to direct the vote................none
             (iii) Sole power to dispose or to direct the disposition of.540,340
             (iv) Shared power to dispose or to direct the disposition of...none

Item 5. Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
         Not applicable.

Item     8. Identification and Classification of Members of the Groups
         Not applicable.

Item 9.  Notice of Dissolution of Group
         Not applicable.

Item 10. Certifications

         The following certifications shall be included if the statement is filed pursuant to section 240.13d-1(c):

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                  Date:      9/18/98
                                                       ------------------------


                                                        /s/   Chris H.Giordano
                                                       ------------------------
                                                            CHRIS GIORDANO


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